UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

Grupo Aeroméxico and OMA sign agreement to move the Group’s airline operations to the new Monterrey Airport Terminal B

▪     The new Terminal B is scheduled to start operations in September 2009

▪     Aeroméxico will bring its world class service to Monterrey

Mexico City, Mexico, March 4, 2009—Andrés Conesa, CEO of Grupo Aeroméxico, and Rubén López, CEO of Grupo Aeroportuario Centro Norte, known as OMA (NASDAQ: OMAB; BMV: OMA), signed an agreement to move Aeroméxico’s operations to the new Terminal B of the Monterrey International Airport.

Terminal B is scheduled to start of operations by the end of September 2009. Aeroméxico and the other airlines of the SkyTeam alliance expect to start operating their domestic and international flights from this terminal at that time.

The new terminal building has a capacity of up to two million passengers per year, with complete flow separation of arriving and departing passengers. The new terminal’s modern, comfortable installations and state of the art infrastructure will greatly improve the passenger travel experience and enable Aeroméxico to provide its passengers world class service and a new, larger Salón Premier with a full range of services for Premier passengers in a spacious and efficient environment.

Terminal B will have 23 check-in counters, 14 boarding gates and six jetways, three baggage claim belts, passenger information systems, automated access control systems, and closed circuit TV. In addition, Aeroméxico and SkyTeam passengers will enjoy automated ticketing and flight check-in stations that will enable them to bypass the traditional check-in counters.

About Grupo Aeroméxico

Grupo Aeroméxico has four subsidiaries: Aeroméxico, Latin America’s global airline; Aeroméxico Connect, the charter carrier Aeroméxico Travel, and EMA, which provides Aircraft maintenance services. The Group has a fleet of more than 100 planes, including Boeing 777, 767, 737, and MD80 aircraft, as well as the most recent Embraer 145 and 190 regional jets.

Grupo Aeroméxico has its principal base of operations in the new Terminal 2 at the Mexico City International Airport. It operates 600 daily flights and transports more than 11 million passengers per year. It flies to more than 40 destinations in Mexico, 18 in the U.S. and Canada, six in Central and South America, as well as four in Europe and two in Asia.

The airline also offers connecting service to other international destinations through the SkyTeam global airline alliance with 11 full member carriers—Aeroflot, Air France, Alitalia, China Southern, Continental, CSA Czech Airlines, Delta Air Lines, KLM, Korean Air and Northwest—and three associate carriers—Air Europa, Copa Airlines and Kenya Airways. The Alliance provides its passengers the benefits of earning and redeeming miles, and global flights and connections that need just one ticket for the whole trip. It is also a global network with nine hubs in 841 destinations, with 16,400 operations per day and 400 lounges for frequent travelers. This infrastructure serves more than 400 million passengers per year around the world, with multiple options for flights and connections.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While Aeroméxico’s and OMA's managements believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of either company, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Neither OMA nor Aeroméxico undertake any obligation to publicly update their forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 4, 2009